FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company

Kirkland Lake Gold Ltd. ("Kirkland" or the "Company")
200 Bay Street, Suite 3120
Toronto, Ontario  M5J 2J1

ITEM 2 Date of Material Change

February 8, 2022

ITEM 3 News Release

A joint news release setting out information concerning the material changes described in this material change report was issued by the Company and Agnico Eagle Mines Limited ("Agnico Eagle") and disseminated through PR Newswire on February 8, 2022. The news release was subsequently filed on the SEDAR and EDGAR profile of the Company.

ITEM 4 Summary of Material Change

On February 8, 2022, Agnico Eagle completed the previously announced merger transaction with Kirkland whereby Agnico Eagle acquired all of the issued and outstanding shares of Kirkland.

As a result of the completion of the transaction, Kirkland became a wholly-owned subsidiary of Agnico Eagle. Agnico Eagle will continue as Agnico Eagle Mines Limited and headquartered at Agnico Eagle's existing head office.

ITEM 5 Full Description of Material Change

On February 8, 2022, Agnico Eagle completed the previously announced merger transaction with Kirkland by way of a court-approved plan of arrangement of Kirkland (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario), pursuant to the terms of a merger agreement dated September 28, 2021, as amended on October 27, 2021, between Kirkland and Agnico Eagle.

Pursuant to the Arrangement, Agnico Eagle acquired all of the issued and outstanding common shares of Kirkland (including all Kirkland CHESS Depositary Interests ("Kirkland CDIs")) (collectively, the "Kirkland Shares") and, in consideration therefor, former holders ("Kirkland Shareholders") of Kirkland Shares received 0.7935 (the "Exchange Ratio") of a common share of Agnico Eagle (each whole share, an "Agnico Share") for each Kirkland Share held immediately prior to the effective time of the Arrangement. No fractional Agnico Shares were issued to Kirkland Shareholders in connection with the Arrangement and the number of Agnico Shares issued in connection with the Arrangement was rounded down to the nearest whole Agnico Share in the event that any Kirkland Shareholder was otherwise entitled to a fractional share representing less than a whole Agnico Share.

As a result of the completion of the Arrangement, Kirkland became a wholly-owned subsidiary of Agnico Eagle. Agnico Eagle will continue as Agnico Eagle Mines Limited, headquartered at Agnico Eagle's existing head office and will remain listed for trading on the Toronto Stock Exchange ("TSX") and New York Stock Exchange ("NYSE") under the ticker "AEM". In aggregate, Agnico Eagle issued approximately 209,274,263 Agnico Shares under the Arrangement to former Kirkland Shareholders as consideration for their Kirkland Shares.

Effective on closing of the Arrangement, the board of directors of Agnico Eagle consists of: Leona Aglukkaq, Sean Boyd (Executive Chair), Martine Celej, Robert Gemmell, Jonathan Gill, Peter Grosskopf, Arnold Klassen, Elizabeth Lewis-Gray, Anthony Makuch (Chief Executive Officer), Deborah McCombe, Jeffrey Parr (Vice-Chair), J. Merfyn Roberts and Jamie Sokalsky (Lead Director).

In addition, effective on closing of the Arrangement, Agnico Eagle's executive management team includes Sean Boyd, as Executive Chair, Anthony Makuch, as Chief Executive Officer and Ammar Al-Joundi, as President.

The Kirkland Shares are expected to be de-listed from the TSX on or about the closing of trading on February 9, 2022 and from the NYSE on or about the opening of trading on February 9, 2022. The Kirkland CDIs were suspended from trading on the Australian Stock Exchange ("ASX") at the closing of trading on February 2, 2022 (AEDT) and are in the process of being formally de-listed from the ASX. Kirkland is in the process of applying to cease to be a reporting issuer and an offering corporation under applicable Canadian securities and corporate laws.

Full details of the Arrangement and certain other matters are set out in the joint management information circular of Kirkland and Agnico Eagle dated October 29, 2021, a copy of which has been filed under Kirkland's issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

ITEM 5.2 Disclosure for Restructuring Transactions

Not applicable.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7 Omitted Information

None.

ITEM 8 Executive Officer

For further information, please contact:

Jennifer Wagner, Executive Vice President, Corporate Affairs and Sustainability, at (416) 947-1212

ITEM 9 Date of Report

February 8, 2022.

Forward-Looking Statements

The information in this material change report has been prepared as at February 8, 2022. Certain statements in this material change report, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as "anticipate", "could", "expect", "may", "would" or the negative of such terms and similar expressions. Such statements include the anticipated timing of de-listing of the Kirkland Shares on the ASX, NYSE and TSX.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Kirkland as of the date of such statements, are inherently subject to significant business, economic, operational, and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of Kirkland to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the failure of the Company to satisfy the requirements to effect the de-listing of Kirkland on the ASX, NYSE and TSX; and the additional risk factors set out in the joint management information circular of Kirkland and Agnico Eagle dated October 29, 2021, including under the heading "Risk Factors". Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.